SHEARMAN & STERLING LLP

FAX: 212 848-7179 TELEX: 667290 WUI www.shearman.com	599 LEXINGTON AVENUE NEW YORK, NY 10022-6069 212 848-4000 February 1, 2005	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

Via EDGAR Transmission

Michael Pressman, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Education Lending Group Inc. Schedule TO Filed January 14, 2005 by File No. 5-78537

Dear Mr. Pressman:

        On behalf of our clients CIT ELG Corporation (“CIT ELG”) and CIT Group Inc. (“CIT” and, together with CIT ELG, the “Companies”), set forth below are the Companies’ responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 27, 2005, concerning CIT ELG’s Schedule TO (the “Schedule TO”) filed January 14, 2005. A copy of the Offer to Purchase marked to show changes to the version filed with the Commission on January 14, 2005 and subsequently mailed to stockholders of Education Lending Group, Inc. (“EDLG”) is being sent to you via overnight courier. For your convenience, the responses below follow the sequentially numbered Comments from your letter of January 27, 2005.

Section 2. Acceptance for Payment and Payment of Shares, page 5

1.	We note that you intend to comply with Rule 14e-1(c) and have reserved the right to delay payment for shares in order to comply with applicable law. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Michael Pressman, Esq.
February 1, 2005

that a delay in payment for shares “to comply in whole or in apart with applicable laws” would not necessarily be consistent with Rule 14e-1(c).

We note the Staff’s comment and have revised the disclosure to clarify that all conditions to the Offer must be satisfied or waived (other than the HSR Condition, which may not be waived) prior to expiration of the Offer. We have also revised the disclosure to clarify that any delay in payment for Shares to comply in whole or in part with applicable laws will be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended.

2.	We note that you reserve the right to transfer or assign the right to purchase any shares tendered to your affiliates. Please confirm your understanding that any affiliates to whom you transfer or assign purchase rights will be required to appear as bidders on and sign the Schedule TO.

We note the Staff’s comment and confirm the Companies’ understanding that any affiliates to whom Purchaser transfers or assigns purchase rights will be required to appear as bidders on and sign the Schedule TO.

3.	Revise the cover page of the Schedule TO to remove the implication the offer is being made by a single bidder.

We note the Staff’s comment and have revised the cover page of the Schedule TO accordingly.

Section 3. Procedures for Accepting the offer and Tendering Shares, page 6

Determination of Validity, page 7

4.	Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

We note the Staff’s comment and have revised the disclosure to clarify that, to the extent Purchaser waives a condition with respect to one tender, Purchaser will do so with respect to all tenders.

Section 5. Certain U.S. Federal Income Tax Consequences, page 9

5.	You are required to disclose all material federal income tax consequences of your transaction. Rather than refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences. See Item 1004(a)(1)(xii).

Michael Pressman, Esq.
February 1, 2005

We note the Staff’s comment and have revised the heading and the disclosure that follows by replacing “certain” with “material”.

6.	Please eliminate the statement in the first paragraph that the discussion is a “summary.” We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

We note the Staff’s comment and have revised the disclosure to eliminate the word “summary” and to clarify that the section is a “discussion” of material tax consequences.

Section 7. Certain Information Concerning the Company, page 10

7.	We note the projections were based on “numerous assumptions.” Please disclose all material assumptions underlying the projections. If you do not believe additional disclosure is required, explain to us the basis for that belief.

We note the Staff’s comment and have revised the disclosure to include an assumption that governmental regulation of the education lending industry will not change significantly. However, the nature of EDLG’s business model is such that the primary driver of its financial performance is loan originations and the Companies believe that the only assumption that is material to an investor’s decision whether to tender its shares into the Offer is the one currently set forth in the Offer to Purchase concerning loan originations.

8.	While the staff does not object to the inclusion of qualifying language with respect to the projections, it remains inappropriate for the Parent and Purchaser to disclaim any responsibility for their accuracy and completeness. Please revise.

We note the Staff’s comment and have revised the disclosure to remove Parent’s and Purchaser’s disclaimer of responsibility with respect to the projections.

Section 14. Certain Conditions of the Offer, page 25

9.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

We note the Staff’s comment and the Companies hereby confirm they will not rely on the language cited in the comment above to tacitly waive a condition of the Offer by failing to expressly assert it.

Michael Pressman, Esq.
February 1, 2005

10.	In the last sentence of this section, we note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as “an ongoing right that may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure to make clear that all conditions, other that those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer.

We note the Staff’s comment and have revised the disclosure to clarify that all conditions to the Offer must be satisfied or waived (other than the HSR Condition, which may not be waived) before the expiration of the offer.

        Filed with this letter is a statement from the Companies making the acknowledgements requested in your letter of January 27, 2005.

        Please direct any comments or questions regarding the responses to the Staff’s Comments or the Amendment to the undersigned at (212) 848-7666 or by facsimile at (212) 848-7616.

Best regards, /s/ Peter D. Lyons Peter D. Lyons, Esq.

cc:	Robert Ingato, Esq. Mitchell Neider, Esq. James Shanahan, Esq.